CONSENT OF ACCOUNTANT

     We consent to the use of our Audit of the balance sheet of Cardinal Airlines, Inc. (A Delaware Company in the Development Stage) as of
June 30, 1998, and June 30, 1997, the related statements of operations and cash flows for the nine months ended March 31, 1998, from February 10, 1997 (inception) to March 31, 1998, for the fiscal year ended June 30, 1998, from February 10, 1997 (Inception) to June 30, 1998 as well as February 10, 1997 (Inception) to June 30, 1997 and the statements of stockholder's equity from February 10, 1997 (Inception) to June 30, 1998 dated February 15, 1999 and the unaudited financial statements from December 31, 1998 through March 31, 1999 to be included in this registration statement.


/s/ Rosenfield & Company, P.A.
Rosenfield & Company, P.A.
June 1, 1999